Exhibit 99.1

Secoo Reports Unaudited First Half 2021 Financial Results

BEIJING, December 30, 2021 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia's leading online integrated upscale products and services platform, today announced its unaudited financial results for the six months ended June 30, 2021.

Highlights for First Half 2021:

•	GMV[1] reached RMB5,027.8 million (US$778.7 million) for 1H 2021, compared with RMB6,108.0 million for 1H 2020.

•	Total number of orders[2] was 1,440.1 thousand for 1H 2021, compared with 1,751.0 thousand for 1H 2020.

•	Number of active customers[3] was 568.9 thousand for 1H 2021, compared with 658.7 thousand for 1H 2020.

•	Total revenues were RMB1,525.6 million (US$236.3 million) for 1H 2021, compared with RMB2,311.5 million for 1H 2020.

•	Gross Margin reached 19.8% for 1H 2021, compared with 16.0% for 1H 2020.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are canceled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are canceled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “During the first half 2021, we continued to optimize our operations to deliver a superior upscale shopping experience for our customers. We spearheaded efforts to further enhance digitalization capabilities, sharpen product differentiation and manage sustainability in luxury supply chains, in order to cater to the discerning needs of Chinese consumers amid a challenging macro environment.

“We are excited to see our online-and-offline integrated platform increasingly favored by a large, active and engaged audience, as we remain dedicated to supply chain enrichment and technology advancement. Going forward, we will persist in our firm commitment to our business model and growth strategy. Aligned with our value proposition, we will provide a richer and more diversified product portfolio, deepening brand relationships across the globe, enhancing our worldwide supply chain system and heightening technological empowerment for customers and brands,” Mr. Li concluded.

Mr. Shaojun Chen, Chief Financial Officer of Secoo, said, “Amid an evolving market landscape, we sharpened up our cost control to drive the sustainable and healthy development of our core business. Our focus going forward is to continue balancing profitability by increasing operating efficiency while honing our suite of luxury selections. Moreover, we will strengthen our influence across the value chain in the online luxury retail industry to further solidify our position as a leading player in the market, both in China and internationally.”

Business Development Highlights

•	In March 2021, Secoo partnered with London’s iconic department store Liberty to launch the LIBERTY x SECOO co-branded gift box in celebration of the Chinese goddess festival. Simultaneously, Liberty and Secoo co-hosted an offline exhibition for Liberty collections at Secoo HQs Club. This two-week event took place this spring and marked Liberty’s debut exhibition in China, an event that allowed Chinese consumers to experience and better enjoy this iconic brand.

•	In May 2021, Secoo unveiled its Hainan International Business Strategy at the inaugural China International Consumer Products Expo. Since 2020, when the Ministry of Finance (MOF) announced that Hainan could include new products on its duty-free list and raise its tax-free shopping quota, Hainan has gained strong momentum. Meanwhile, Yangpu port in Hainan Island will be developed into an international container hub port in southern China, under the country’s 14th five-year plan. With its new Hainan strategy, Secoo strives to capitalize on the tremendous opportunities presented by Hainan’s free trade port-driven development.

•	In May 2021, Secoo entered a strategic partnership agreement with the Zhuhai Duty Free Group to leverage respective resources and strengths in the high-end supply chain. Pursuant to the strategic agreement, both parties will establish a resource sharing mechanism in the areas of supply chain systems, marketing promotion, and livestreaming shopping.

•	In May 2021, Secoo formed the strategic partnership agreement with Hainan Province Transport Investment Holding Company Limited and Hainan Expressway. The signing parties will work together on a variety of areas including consumer finance, supply chain, bonded goods distribution and SaaS.

•	In May 2021, Secoo assisted an array of international luxury brands, such as Bedat & Co, Selmark and Allegri, to launch new products at the inaugural China International Consumer Products Expo. These efforts not only provided an exhibition platform for a stunning selection of fashion from all over the world, but also facilitated overseas brands’ entry into the Chinese market.

First Half 2021 Financial Results

GMV was RMB5,027.8 million (US$778.7 million) for the first six months of 2021, compared with RMB6,108.0 million for the same period in 2020.

Total number of orders was 1,440.1 thousand for the first six months of 2021, compared with 1,751.0 thousand for the same period in 2020.

Total revenues for the first six months of 2021 were RMB1,525.6 million (US$236.3 million), compared with RMB2,311.5 million for the same period in 2020. This decrease was primarily attributable to a slowdown in demand of discretionary spending and delayed logistics services worldwide due to the lingering impact of global COVID-19 pandemic, as well as the increasing proportion of marketplace businesses in the revenue mix.

Cost of revenues for the first six months of 2021 decreased by 37.0% to RMB1,223.1 million (US$189.4 million) for the first six months of 2021 from RMB1,941.1 million for the same period in 2020, primarily due to the decrease in total revenues.

Gross profit was RMB302.5 million (US$46.9 million) for the first six months of 2021, compared with RMB370.4 million for the same period in 2020.

Gross Margin reached 19.8% for the first six months of 2021, compared with 16.0% for the same period in 2020.

Operating expenses for the first six months of 2021 decreased by 13.0% to RMB310.9 million (US$48.1 million) from RMB357.1 million for the same period in 2020.

Fulfillment expenses for the first six months of 2021 slightly decreased by 0.2% to RMB83.2 million (US$12.9 million) from RMB83.4 million for the same period in 2020.

Marketing expenses for the first six months of 2021 decreased by 14.3% to RMB118.0 million (US$18.3 million) from RMB137.7 million for the same period in 2020. The decrease was primarily due to reduced rent expenses, as well as decreased staff costs.

Technology and content development expenses for the first six months of 2021 slightly decreased by 0.4% to RMB54.5 million (US$8.4 million) from RMB54.7 million for the same period in 2020.

General and administrative expenses for the first six months of 2021 decreased by 32.2% to RMB55.1 million (US$8.5 million) from RMB81.4 million for the same period in 2020. The decrease was primarily attributable to decreased consulting service fees and office rental expenses.

Loss from operations for the first six months of 2021 was RMB8.3 million (US$1.3 million), compared with an income of RMB13.3 million for the same period in 2020.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB6.0 million (US$0.9 million) for the first six months of 2021, compared with non-GAAP income from operations of RMB18.3 million for the same period in 2020.

Income tax benefit was RMB15.1 million (US$2.3 million) for the first six months of 2021, compared with RMB4.6 million for the same period in 2020.

Net loss was RMB39.8 million (US$6.2 million) for the first six months of 2021, compared with RMB36.6 million for the same period in 2020.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB37.5 million (US$5.8 million) for the first six months of 2021, compared with RMB31.5 million for the same period in 2020.

Net loss attributable to ordinary shareholders of Secoo Holding Limited for the first six months of 2021 was RMB40.9 million (US$6.3 million), compared with RMB36.1 million for the same period in 2020.

Basic and diluted net loss per share were both RMB1.16 (US$0.18) for the first six months of 2021, compared with RMB1.40 for the same period in 2020. Basic and diluted net loss per American depositary share (“ADS”) were both RMB0.58 (US$0.09) for the first six months of 2021, compared with RMB0.70 for the same period in 2020.

Non-GAAP basic and diluted net loss per share were both RMB1.09 (US$0.17) for the first six months of 2021, compared with RMB1.20 for the same period in 2020. Non-GAAP basic and diluted net loss per ADS were both RMB0.55 (US$0.09) for the first six months of 2021, compared with RMB0.60 for the same period in 2020.

Cash and Restricted Cash

As of June 30, 2021, the Company had cash, cash equivalents and restricted cash of RMB407.4 million (US$63.1 million).

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and diluted net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP income from operations as income from operations excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method. We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains the translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4566 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 30, 2021.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail: ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Revenues:
Merchandise sales	2,222,542	1,424,859	220,683
Marketplace and other services	88,969	100,762	15,606
Total revenues	2,311,511	1,525,621	236,289
Cost of revenues	(1,941,148)	(1,223,099)	(189,434)
Gross profit	370,363	302,522	46,855
Operating expenses:
Fulfillment expenses	(83,364)	(83,188)	(12,884)
Marketing expenses	(137,671)	(118,029)	(18,280)
Technology and content development expenses	(54,699)	(54,492)	(8,440)
General and administrative expenses	(81,378)	(55,148)	(8,541)
Total operating expenses	(357,112)	(310,857)	(48,145)
Income/(loss) from operations	13,251	(8,335)	(1,290)
Other income (expenses):
Interest income	2,555	568	88
Interest expense	(64,108)	(60,727)	(9,405)
Foreign currency exchange loss	(1,845)	(942)	(146)
Change in fair value of financial instruments	(1,395)	-	-
Others	10,393	14,494	2,245
Loss before income tax	(41,149)	(54,942)	(8,508)
Income tax benefits	4,551	15,116	2,341
Net loss	(36,598)	(39,826)	(6,167)
Less: Gain attributable to redeemable non-controlling interest	318	964	149
Less: Loss attributable to non-redeemable non-controlling interest	(1,083)	(167)	(26)
Net loss attributable to Secoo Holding Limited	(35,833)	(40,623)	(6,290)
Accretion to redeemable non-controlling interest redemption value	(250)	(248)	(38)
Net loss attributable to ordinary shareholders of Secoo Holding Limited	(36,083)	(40,871)	(6,328)

Net loss per share
— Basic	(1.40)	(1.16)	(0.18)
— Diluted	(1.40)	(1.16)	(0.18)

Net loss per ADS
— Basic	(0.70)	(0.58)	(0.09)
— Diluted	(0.70)	(0.58)	(0.09)

Weighted average number of shares outstanding used in computing net loss per share
— Basic	25,851,062	35,326,281	35,326,281
— Diluted	25,851,062	35,326,281	35,326,281

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	639,932	316,606	49,036
Restricted cash	85,826	88,592	13,721
Accounts receivable, net	99,228	51,301	7,946
Inventories	3,289,804	3,286,909	509,077
Advances to suppliers	400,186	340,637	52,758
Prepayments and other current assets	492,927	525,220	81,346
Amounts due from related parties	—	19	3
Total current assets	5,007,903	4,609,284	713,887
Non-current assets
Property and equipment, net	73,027	64,492	9,989
Restricted cash	3,846	2,249	348
Investment in equity investees	57,189	56,949	8,820
Deferred tax assets	82,896	104,199	16,138
Goodwill	807	807	125
Operating lease right-of-use assets	105,938	90,419	14,004
Other non-current assets	10,817	17,682	2,739
Total non-current assets	334,520	336,797	52,163
Total assets	5,342,423	4,946,081	766,050

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	191,289	118,816	18,402
Accounts payable	348,154	438,123	67,857
Amounts due to related parties	62	—	—
Advances from customers	96,134	119,638	18,530
Income taxes payable	77,361	55,840	8,648
Accrued expenses and other current liabilities	742,365	484,860	75,093
Deferred revenue	221,704	35,162	5,446
Operating lease liabilities	40,204	35,020	5,424
Total current liabilities	1,717,273	1,287,459	199,400
Non-current liabilities
Long-term borrowings, excluding current portion	1,128,004	1,148,086	177,816
Operating lease liabilities	70,427	57,719	8,940
Long-term liabilities	109,493	161,529	25,018
Total non-current liabilities	1,307,924	1,367,334	211,774
Total liabilities	3,025,197	2,654,793	411,174

Mezzanine Equity
Redeemable non-controlling interest	10,010	11,193	1,734
Total mezzanine equity	10,010	11,193	1,734

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares as of December 31, 2020 and June 30,2021, 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020 and June 30, 2021, respectively)	198	198	31
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2020 and June 30, 2021, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2020 and June 30, 2021, respectively, at cost)	(71,018)	(71,018)	(10,999)
Additional paid-in capital	3,560,008	3,562,367	551,740
Accumulated losses	(1,206,436)	(1,247,307)	(193,183)
Accumulated other comprehensive loss	35,923	46,783	7,246
Total equity attributable to ordinary shareholders	2,318,716	2,291,064	354,841
Non-redeemable non-controlling interest	(11,500)	(10,969)	(1,699)
Total shareholders' equity	2,307,216	2,280,095	353,142

Total liabilities, mezzanine equity and shareholders' equity	5,342,423	4,946,081	766,050

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended
	June 30,
	2020	2021
	RMB	RMB	US$
Income\(loss) from operations	13,251	(8,335)	(1,290)
Add: Share-based compensation expenses	5,091	2,359	365
Non-GAAP income\(loss) from operations	18,342	(5,976)	(925)

Net Loss	(36,598)	(39,826)	(6,167)
Add: Share-based compensation expenses	5,091	2,359	365
Non-GAAP net loss	(31,507)	(37,467)	(5,802)

Net loss attributable to ordinary shareholders of Secoo Holding Limited	(36,083)	(40,871)	(6,328)
Add: Share-based compensation expenses	5,091	2,359	365
Non-GAAP net loss attributable to ordinary shareholders of Secoo Holding Limited	(30,992)	(38,512)	(5,963)

Non-GAAP net loss per share:
Basic	(1.20)	(1.09)	(0.17)
Diluted	(1.20)	(1.09)	(0.17)

Non-GAAP net loss per ADS:
Basic	(0.60)	(0.55)	(0.09)
Diluted	(0.60)	(0.55)	(0.09)

Weighted average number of shares outstanding used in computing the adjusted net loss per share
—Basic	25,851,062	35,326,281	35,326,281
—Diluted	25,851,062	35,326,281	35,326,281